[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 3 0 2011
WASH, DC
211

SECU SION

11022136

OMB APPROVAL

| | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-23060

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

| Boston | MA | 02109 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hildreth 617-426-0500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

| 80 Washington Street, Building S | Norwell | MA | 02061 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Hildreth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires December 28, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMHS, P.C.
*Certified Public Accountants and Advisors*

# INDEPENDENT AUDITORS' REPORT

To The Stockholders
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the Company) as of June 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Moors & Cabot, Inc., as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 8, 2011

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

## ASSETS

| | |
|---|---|
| Cash | $ 787,764 |
| Securities Owned - At Market Value | 1,419,013 |
| Receivables: | |
| Brokers and Dealers | 944,075 |
| Employees | 446,275 |
| Secured Demand Notes Receivable | 9,300,000 |
| Property and Equipment, Net of Accumulated Depreciation and Amortization of $845,630 | 652,905 |
| Deferred Income Tax Credit | 3,841,763 |
| Prepaid Expenses and Other Assets | 527,494 |
| | $ 17,919,289 |

## LIABILITIES AND STOCKHOLDERS' DEFICIT

| | |
|---|---|
| CURRENT LIABILITIES: | |
| Securities Sold, But Not Yet Purchased - At Market Value | $ 18 |
| Accrued Commissions | 1,511,495 |
| Payable to Clearing Organizations | 8,388,252 |
| Accounts Payable and Accrued Expenses | 711,570 |
| | 10,611,335 |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 9,300,000 |
| STOCKHOLDERS' DEFICIT: | |
| Common Stock: | |
| Class A (Voting), No Par Value, 12,500 Shares Authorized; 1,089.57 Shares Issued and Outstanding; Class B (Non-Voting), No Par Value, 25,000 Shares Authorized; 15,250 Shares Issued and Outstanding | 400,200 |
| Additional Paid-In Capital | 10,884,851 |
| Accumulated Deficit | (13,277,097) |
| | ( 1,992,046) |
| | $ 17,919,289 |

See Notes to Financial Statement

MOORS & CABOT, INC.
NOTES TO FINANCIAL STATEMENT

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations - The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services to First Clearing, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreement between the Company and First Clearing, LLC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from First Clearing, LLC on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

3. Securities Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Investments in Securities - Securities owned and securities sold, but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

5. Syndication Revenue - Fees from syndications are recorded at the time the underwriting is completed and the income is reasonably determinable.

6. Depreciation and Amortization - Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

7. Income Taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation for federal and state purposes. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

   Certain circumstances existed at the balance sheet date which create a likelihood that the Company will convert back to a C Corporation in a reasonable amount of time. Therefore, the deferred income tax credit derived primarily from net operating losses while a C Corporation, is included in the statement of financial condition at June 30, 2011.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

8. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

9. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers, and employees, secured demand notes receivable, accounts payable and accrued expenses, liabilities subordinated to claims of general creditors approximate fair value because of the short maturity of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

10. Revenue Sharing Agreements - The Company has revenue sharing agreements with two entities, Gyroscope, LLC (an RIA owned by one employee of the Company) and Eagle Claw, LLC (an RIA owned by two employees of the Company). All operating activities are conducted through the respective RIAs and Moors & Cabot, Inc. is paid a fee in accordance with these agreements.

11. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED:
Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market values as follows:

| | Owned | Sold, But Not Yet Purchased |
|---|---|---|
| Municipal Bonds | $ 1,376,554 | $ |
| Preferred Stocks | 42,459 | 18 |
| | $ 1,419,013 | $ 18 |

C. RELATED PARTY TRANSACTIONS:
The Company advanced money to employees, primarily in the form of signing bonuses, which are amortized over the life of the contractual agreement. If an employee leaves prior to the expiration period, he or she is responsible for repayment of the unamortized portion. These amounts are non-interest bearing. At June 30, 2011, the amounts outstanding were $446,275.

Revenue Sharing Agreements - As discussed in Footnote A, the Company has revenue sharing agreements with two entities, Gyroscope, LLC and Eagle Claw, LLC. Fees received from these entities for the year ended June 30, 2011 are as follows:

| | Fee Income |
|---|---|
| Eagle Claw, LLC | $ 220,648 |
| Gyroscope, LLC | $ 17,334 |

During the year ended June 30, 2011, the Company paid consulting fees of $788,500 to an entity owned by the majority stockholder of the Company.

As more fully described in Note D, at June 30, 2011, $9,300,000 of the Company's subordinated debt is owed to the Company's majority stockholder.

D. SUBORDINATED INDEBTEDNESS:
Under the terms of the Company's various agreements with its subordinated lender, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

D. SUBORDINATED INDEBTEDNESS: (Continued)

Subordinated indebtedness at June 30, 2011, matures as follows:

| | |
|---|---|
| Related Party - automatic annual renewal provisions unless written notice from lender is received thirteen months preceding the scheduled maturity date | $ 1,900,000 |
| Related-party agreement - matures April 30, 2012 | 1,100,000 |
| Related-party agreement - matures May 31, 2012 | 600,000 |
| Related-party agreement - matures August 31, 2012 | 600,000 |
| Related-party agreement - matures August 31, 2012 | 1,300,000 |
| Related-party agreement - matures September 30, 2012 | 500,000 |
| Related-party agreement - matures October 15, 2012 | 300,000 |
| Related-party agreement - matures October 31, 2012 | 800,000 |
| Related-party agreement - matures December 10, 2012 | 1,500,000 |
| Related-party agreement - matures December 31, 2012 | 700,000 |
| | $ 9,300,000 |

These subordinated loans bear interest at the prime rate, plus 2%, but not less than 6%. For the year ended June 30, 2011, the related party agreed to waive all interest associated with these secured demand notes. The related party subordinated debt is collateralized by secured demand notes. The secured demand notes are secured by cash and securities.

The Company had a Note and Cash Subordination Agreement with First Clearing, LLC in the amount of $2,000,000. The agreement was to expire on June 30, 2015 and was non-interest bearing. The note was being forgiven ratably over a seven year period which commenced on June 30, 2009. As per an agreement with First Clearing, LLC the remaining balance of $1,428,571 was forgiven during the year ended June 30, 2011.

E. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2011, the Company had a net capital requirement of $250,000 and net capital of $1,606,253, resulting in excess capital of $1,356,253.

F. LEASE COMMITMENTS:

The Company has entered into operating lease agreements for its office space and various equipment. Minimum rental commitments under long-term operating leases are as follows for the years ending June 30,:

| | |
|---|---|
| 2012 | $ 1,822,846 |
| 2013 | 1,728,933 |
| 2014 | 1,446,492 |
| 2015 | 1,404,298 |
| 2016 and Thereafter | 2,777,250 |
| | $ 9,179,819 |

For the year ended June 30, 2011, rent expense amounted to $1,815,206.

G. INCOME TAXES:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation for federal and state purposes. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements as a result of the current year's operating activities. Certain circumstances existed at the balance sheet date which create a likelihood that the Company will convert back to a C Corporation in a reasonable amount of time. Therefore, the deferred income tax credit of $3,841,763, derived primarily from net operating losses while a C Corporation, is included in the statement of financial condition at June 30, 2011. The deferred state income tax expense included in the statement of earnings for the year ended June 30, 2011 results from the expiration of a portion of the net operating loss carryforward at the state level. At June 30, 2011, the Company has Federal loss carry forwards of approximately $11,278,000 expiring in the years 2024 through 2026.

H. 401(k) PLAN:

The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. The Company had expenses related to the matching contributions provisions of the plan of $63,671, for the year ended June 30, 2011.

I. LITIGATION:

The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

J. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the statement of condition date through August 8, 2011, the date on which the financial statements were available be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.

LMHS, P.C.
*Certified Public Accountants and Advisors*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Stockholders
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

In planning and performing our audit of the statement of financial condition of Moors & Cabot, Inc. (the Company), as of June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 8, 2011

**MOORS & CABOT, INC.**
**(Sec. I.D. No. 8-23060)**

**Statement of Financial Condition and Independent Auditors' Report as of June 30, 2011 and Independent Auditors' Report on Internal Control**

*Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT*

LMHS, P.C.
*Certified Public Accountants and Advisors*

# MOORS & CABOT, INC.
# FINANCIAL STATEMENT
# YEAR ENDED JUNE 30, 2011